

Mail Stop 3628

June 29, 2021

Adam Wright
Executive Vice President, Operations and Chief Executive Officer
Pacific Gas and Electric Company
77 Beale Street
P.O. Box 770000
San Francisco, California 94177

Margaret Becker
President
PG&E Recovery Funding LLC
C/O Pacific Gas and Electric Company
77 Beale Street
P.O. Box 770000
San Francisco, California 94177

> **Re:** **Pacific Gas and Electric Company**
> **PG&E Recovery Funding LLC**
> **Registration Statement on Form SF-1**
> **Filed June 9, 2021**
> **File Nos. 333-256944 and 333-256944-01**

Dear Mr. Wright and Ms. Becker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Adam Wright
Pacific Gas and Electric Company
Margaret Becker
PG&E Recovery Funding LLC
June 29, 2021
Page 2

<u>Registration Statement on Form SF-1</u>

<u>General</u>

1. It appears that your table of contents includes titles of tables and charts that are not intended to be separate section headings. For example, in the table of contents, "Expected Sinking Fund Schedule" appears to be the title of a section, but "Expected Sinking Fund Schedule" is actually the title of a single table appearing on page 75. Please revise your table of contents as necessary so it only reflects appropriate section headings and subheadings.

2. We note that throughout the registration statement you refer to the "series supplement" to the indenture. We also note your disclosure on page 83 regarding the conditions of issuance of additional recovery bonds by the issuing entity. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements.

3. Please confirm that no more than 50% of the recovery property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of Regulation AB.

<u>Security for the Recovery Bonds</u>

<u>Pledge of Collateral, page 99</u>

4. We note that, in addition to the recovery property, property in the collection account and all of its subaccounts will also secure the bonds, including "cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

<u>Part II – Information Not Required in Prospectus</u>

<u>Item 14. Exhibits, page 2</u>

5. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Adam Wright
Pacific Gas and Electric Company
Margaret Becker
PG&E Recovery Funding LLC
June 29, 2021
Page 3

Item 15. Undertakings, page 3

6. Please revise to include the undertaking under Item 512(b) of Regulation S-K or tell us why it is not appropriate for you to do so. Please also revise to use the correct language of "*determining the* eligibility of the trustee…" in Item 512(j) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Adam O'Brian, Esq., Hunton Andrews Kurth LLP

Michael Fitzpatrick, Esq., Hunton Andrews Kurth LLP